UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Kappa Holding B.V.

(Translation or registrant’s name into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

Second Quarter 2004 Report

June 30, 2004

of

Kappa Packaging

(€ in millions)	Second Quarter 2004	Second Quarter 2003	% change	January – June 2004	January – June 2003	% change

Sales	717.2	727.1	-/-1.4%	1,419.3	1,448.0	-/-2.0%

EBITDA (*)	109.5	112.9	-/-3.0%	217.7	229.3	-/-5.1%

EBITDA (*) as % of sales	15.3%	15.5%		15.3%	15.8%

(*):                          Before exceptional restructuring costs of €4.1 million in the second quarter of 2004 (second quarter of 2003: €12.0 million)

Eindhoven, August 20th 2004

Forward-looking statements

Certain statements in this report are not historical facts and are “forward looking” (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as “believes”, “expects”, “may”, “intends”, “will”, “should” or “anticipates” and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.’s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this Second Quarter 2004 Report to the “Group”, “Kappa Packaging”, the “Company”, “we”, “our”, “ours” and “us” are to Kappa Holding B.V. and its subsidiaries.

Financial results, Kappa Packaging

(€ in millions)

General

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group’s financial statements for 2003.

External reporting

The financial information included in the Second Quarter 2004 Report is unaudited.

Fire at Kappa Iberoamericana Almeria

At August 10, 2004, our corrugated packaging plant “Kappa Iberoamericana Almeria”, located in the south of Spain, was destroyed by fire. The company sells and produces approximately 45 million m² of packaging. We expect our insurance cover to be sufficient to recover the financial damage. The support of our other plants in Spain will be used to the fullest extend to maintain the business. We expect to rebuild the plant as soon as possible.

Second Quarter Results

Sales of Kappa Packaging decreased by € 9.9 million, or 1.4%, to € 717.2 million in the second quarter of 2004 from € 727.1 million in the second quarter of 2003.

EBITDA (before exceptional restructuring costs) of Kappa Packaging decreased by € 3.4 million, or 3.0%, to € 109.5 million in the second quarter of 2004 from € 112.9 million in the second quarter of 2003. The decrease of EBITDA is mainly the result of lower average sales prices for packaging products, partly offset by higher sales volumes and lower operating costs in both our Paper & Board and Packaging segment.

Compared to the first quarter of 2004, EBITDA of Kappa Packaging increased by € 1.3 million, or 1.2% to € 109.5 million in the second quarter of 2004.

Half Year Results

Sales of Kappa Packaging for the first half of 2004 decreased by € 28.7 million, or 2.0%, to € 1,419.3 million from € 1,448.0 million in the first half of 2003. Increased sales volumes of 2.0% in both our Paper & Board segment (+3.6%) and Packaging segment (+2.3%) could not offset lower average sales prices.

EBITDA (before exceptional restructuring costs) for the first half of 2004 decreased by € 11.6 million, or 5.1%, to € 217.7 million from € 229.3 million in the first half of 2003.

EBITA (before exceptional restructuring costs) for the first half of 2004 decreased by € 7.5 million, or 5.2%, to € 135.6 million from € 143.1 million in the first half of 2003, reflecting decreased EBITDA of € 11.6 million and decreased depreciation expenses of € 4.1 million.

Financial expenses for the first half of 2004 decreased by € 0.6 million, or 0.5%, to € 117.4 million from € 118.0 million in the same period last year.

The difference in effective tax rate on income before taxation for the first half of 2004 and 2003 compared to the weighted average statutory rate on a consolidated basis is mainly the result of permanent differences, including non-deductible goodwill and other non-tax deductible expenses.

Financial review of Second Quarter 2004

Kappa Packaging (€ in millions)	Second Quarter 2004	% of sales	Second Quarter 2003	% of sales

Sales	717.2	100.0	727.1	100.0
Net change in work in progress and finished goods	(1.8)	(0.3)	(6.2)	(0.9)
Raw material costs	(255.7)	(35.7)	(258.3)	(35.5)
External services	(131.9)	(18.3)	(128.7)	(17.7)
Gross margin	327.8	45.7	333.9	45.9
Labor costs	(171.9)	(23.9)	(174.8)	(24.0)
Other operating costs	(46.4)	(6.5)	(46.2)	(6.4)
EBITDA (*)	109.5	15.3	112.9	15.5
Depreciation	(41.5)	(5.8)	(43.3)	(5.9)
EBITA (*)	68.0	9.5	69.6	9.6

(*):                          Before exceptional restructuring costs of € 4.1 million in the second quarter of 2004 (second quarter of 2003: €12.0 million)

Sales

Sales of Kappa Packaging decreased by € 9.9 million, or 1.4%, to € 717.2 million in the second quarter of 2004 from € 727.1 million in the second quarter of 2003.

Sales volumes in the second quarter of 2004 increased by 3.5% compared to the second quarter of 2003, due to higher sales volumes in both our Paper & Board segment (+4.9%) and Packaging segment (+1.8%).

Compared to the first quarter of 2004, sales volumes increased by 1.3%, as a result of higher sales volumes in our Packaging segment (+3.7%), whereas sales volumes in our Paper & Board segment slightly decreased (-/- 0.6%).

Sales prices for testliner decreased in June 2004 with € 20 per tonne. Sales prices for packaging products stabilized in the second quarter of 2004.

Raw material costs

Raw material costs decreased by € 2.6 million, or 1.0%, to € 255.7 million in the second quarter of 2004 from € 258.3 million in the same period last year. As a percentage of sales, raw material costs increased to 35.7% from 35.5%.

Compared to the first quarter of 2004, raw material costs increased by €3.1 million, or 1.2% from € 252.6 million to € 255.7 in the second quarter of 2004 mainly due to increased sales volumes in our Packaging segment.

External services

External services increased by € 3.2 million, or 2.5%, to € 131.9 million in the second quarter of 2004. This increase was mainly the result of higher freight charges and maintenance expenses, partly offset by lower energy costs.

Labor costs

Labor costs decreased by € 2.9 million, or 1.7%, to € 171.9 million in the second quarter of 2004. This decrease, compared to the second quarter of 2003, is mainly the result of reductions in headcount, which more than offset general wage increases. The number of full time and temporary employees decreased by approximately 4.3% in the second quarter of 2004 compared to the same period last year.

Other operating costs

Other operating costs increased by € 0.2 million, or 0.4%, to € 46.4 million in the second quarter of 2004 from € 46.2 million in the second quarter of 2003.

EBITDA (*)

EBITDA (before exceptional restructuring costs) of Kappa Packaging decreased by € 3.4 million, or 3.0%, to € 109.5 million in the second quarter of 2004 from € 112.9 million in the second quarter of 2003.

EBITDA in our Paper & Board segment increased by € 7.7 million and EBITDA in the Packaging segment decreased by € 8.2 million. The EBITDA increase in our Paper & Board segment is mainly the result of higher sales volumes and lower labor costs. The EBITDA decrease in our Packaging segment is mainly caused by lower average sales prices for packaging products, partly offset by lower labor costs.

Compared to the first quarter of 2004, EBITDA of Kappa Packaging increased by € 1.3 million, or 1.2%, to € 109.5 million in the second quarter of 2004.

EBITA (*)

EBITA (before exceptional restructuring costs) of Kappa Packaging decreased by € 1.6 million, or 2.4%, to € 68.0 million in the second quarter of 2004 from € 69.6 million in the second quarter of 2003. This decrease was due to decreased EBITDA (€ 3.4 million) and lower depreciation expenses (€ 1.8 million).

Compared to the first quarter of 2004, EBITA (before exceptional restructuring costs) of Kappa Packaging increased by € 0.4 million, or 0.6%, from € 67.6 million in the first quarter of 2004 as a result of increased EBITDA (€ 1.3 million) and higher depreciation expenses (€ 0.9 million).

Liquidity and cash flow

(€ in millions)

The net cash outflow of Kappa Packaging in the first half of 2004 amounted to € 74.9 million, compared to € 81.2 million in first half of 2003.

Kappa Packaging generated a net cash inflow from commercial operations of € 126.3 million compared to € 132.2 million in the same period last year. This reflects a decrease of € 5.9 million, which is mainly the result of decreased EBITDA before exceptional restructuring costs (-/-€ 11.8 million), decreased working capital (-/-€ 3.0 million) and decreased payments from provisions (-/-€ 4.3 million).

Interest paid decreased by € 8.7 million to € 70.3 million from € 79.0 million in the comparable period last year mainly due to decreased interest payments on the Senior Debt. Corporate income taxes paid decreased by € 4.9 million to € 4.2 million from € 9.1 million.

As a result, Kappa Packaging realized a net cash inflow from operating activities of € 51.8 million in the first half of 2004 compared to a net cash inflow of € 44.2 million in the first half of 2003.

The net cash outflow from investing activities decreased by € 1.6 million from € 61.7 million in the first half of 2003 to € 60.1 million in the first half of 2004. Capital expenditures amounted to € 58.5 million in the first half of 2004, compared to € 58.9 million in the first half of 2003.

Kappa Packaging realized a net cash outflow from financing activities of € 66.6 million in the first half of 2004 compared to a net cash outflow of € 63.7 million in the first half of 2003, which increase is mainly the result of increased repayments on the Senior Debt. Furthermore, in the comparable period last year, we issued Senior Subordinated Notes of € 95.0 million of which the proceeds were used to redeem the euro-denominated mezzanine notes of € 100.0 million. In the first half of 2004, we made repayments of € 64.9 million under the senior credit facility (including additional prepayments from excess cash flow of € 3.2 million).

As a result, cash and cash equivalents decreased with € 71.3 million (after translation movements) to € 169.4 million as at June 30, 2004 from € 240.7 million as at December 31, 2003.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business (“Paper & Board”) and the corrugated and solid board packaging business (“Packaging”). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income (EBITA) is based on earnings before interest, tax and amortization. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

Paper & Board (€ in millions)	Second Quarter 2004	% of sales	Second Quarter 2003	% of sales

Sales	326.3	100.0	313.4	100.0
Net change in work in progress and finished goods	(0.7)	(0.2)	(1.1)	(0.3)
Raw material costs	(121.7)	(37.3)	(114.8)	(36.7)
External services	(72.7)	(22.3)	(72.3)	(23.1)
Gross margin	131.2	40.2	125.2	39.9
Labor costs	(47.0)	(14.4)	(48.7)	(15.5)
Other operating costs	(16.4)	(5.0)	(16.4)	(5.2)
EBITDA (*)	67.8	20.8	60.1	19.2
Depreciation	(18.9)	(5.8)	(21.8)	(7.0)
EBITA (*)	48.9	15.0	38.3	12.2

(*):                           Before exceptional restructuring costs

Sales

Sales of the Paper & Board segment increased by € 12.9 million, or 4.1%, to € 326.3 million from € 313.4 million due to higher sales volumes (+4.9%) compared to the second quarter of 2003 for both containerboard and solid board, partly offset by lower average sales prices for containerboard.

Raw material costs

Raw material costs increased by € 6.9 million, or 6.0%, to € 121.7 million, mainly due to higher sales volumes (+4.9%). As a percentage of sales, raw material costs increased to 37.3% from 36.7%.

External services

External services increased by € 0.4 million, or 0.6%, to € 72.7 million.

Labor costs

Labor costs decreased by € 1.7 million, or 3.5%, to € 47.0 million from € 48.7 million, despite general wage increases. This decrease is mainly the result of a decrease in the average number of full time and temporary employees by about 8.7% mainly due to the FTE-reduction programs.

Other operating costs

Other operating costs were relatively flat compared to the second quarter of 2003.

EBITDA (*)

EBITDA (before exceptional restructuring costs) of the Paper & Board segment increased by € 7.7 million, or 12.8%, to € 67.8 million in the second quarter of 2004 from € 60.1 million in the second quarter of 2003.

Packaging

Packaging (€ in millions)	Second Quarter 2004	% of sales	Second Quarter 2003	% of sales
Sales	558.3	100.0	572.6	100.0
Net change in work in progress and finished goods	(1.1)	(0.2)	(5.1)	(0.9)
Raw material costs	(298.9)	(53.5)	(302.6)	(52.9)
External services	(59.1)	(10.6)	(56.2)	(9.8)
Gross margin	199.2	35.7	208.7	36.4
Labor costs	(118.4)	(21.2)	(119.6)	(20.9)
Other operating costs	(30.5)	(5.5)	(30.6)	(5.3)
EBITDA (*)	50.3	9.0	58.5	10.2
Depreciation	(21.7)	(3.9)	(20.5)	(3.6)
EBITA (*)	28.5	5.1	38.0	6.6

(*):                           Before exceptional restructuring costs

Sales

Sales of the Packaging segment decreased by € 14.3 million, or 2.5%, to € 558.3 million from € 572.6 million mainly as a result of lower average sales prices for packaging products. Sales volumes in the second quarter of 2004 increased by 1.8% compared to the second quarter of 2003.

Raw material costs

Raw material costs of the Packaging segment decreased by € 3.7 million, or 1.2%, to € 298.9 million from € 302.6 million, despite higher sales volumes, mainly due to lower average sales prices for containerboard. As a percentage of sales, raw material costs increased to 53.5% from 52.9%.

External services

External services increased by € 2.9 million, or 5.2%, to € 59.1 million from € 56.2 million, mainly as a result of increased freight costs.

Labor costs

Labor costs of the Packaging segment decreased by € 1.2 million, or 1.0%, to € 118.4 million from € 119.6 million, despite general wage increases. This decrease is mainly the result of a decrease in the average number of full time and temporary employees by about 2.7% compared to the same period last year.

Other operating costs

Other operating costs were relatively flat compared to the second quarter of 2003.

EBITDA (*)

EBITDA (before exceptional restructuring costs) of the Packaging segment decreased by € 8.2 million, or 14.0%, to € 50.3 million from € 58.5 million.

Kappa Packaging

Consolidated statements of income

(€ in millions)	Second Quarter 2004	Second Quarter 2003	January - June 2004	January – June 2003

Sales	717.2	727.1	1,419.3	1,448.0

Net change in work in progress and finished goods	(1.8)	(6.2)	7.0	4.8

Net sales including net change in work in progress and finished goods	715.4	720.9	1,426.3	1,452.8

Raw materials	(255.7)	(258.3)	(508.3)	(513.6)
External services	(131.9)	(128.7)	(267.3)	(264.6)

Gross margin	327.8	333.9	650.7	674.6

Labor costs	(176.0)	(186.8)	(347.1)	(359.4)
Depreciation, amortization and impairment charges	(48.7)	(50.5)	(96.5)	(100.5)
Other operating costs	(46.4)	(46.2)	(90.0)	(97.9)

Operating result	56.7	50.4	117.1	116.8

Net financial items	(59.1)	(58.1)	(117.4)	(118.0)

Income before taxation	(2.4)	(7.7)	(0.3)	(1.2)

Taxation	(3.2)	(0.8)	(8.1)	(4.9)
Income from participations	0.1	—	0.2	0.1
Minority interests	—	—	—	—

Net result	(5.5)	(8.5)	(8.2)	(6.0)

Kappa Packaging

Consolidated EBITDA and EBITA

(€ in millions)	Second Quarter 2004	Second Quarter 2003	January – June 2004	January – June 2003

Operating result	56.7	50.4	117.1	116.8

Depreciation, amortization and impairment charges	48.7	50.5	96.5	100.5

Exceptional restructuring costs	4.1	12.0	4.1	12.0

EBITDA before exceptional restructuring costs	109.5	112.9	217.7	229.3

Depreciation	(41.5)	(43.3)	(82.1)	(86.2)

EBITA before exceptional restructuring costs	68.0	69.6	135.6	143.1

Kappa Packaging

Consolidated balance sheets

(€ in millions)	June 30, 2004	December 31, 2003

Fixed assets
Intangible fixed assets	841.8	855.3
Tangible fixed assets	1,589.4	1,604.5
Financial fixed assets	101.9	103.3

Total fixed assets	2,533.1	2,563.1

Current assets
Inventories	269.8	249.9
Accounts receivable	476.3	419.6
Other receivables	12.3	13.6
Taxation and social security	23.5	22.2
Prepayments and accrued income	29.0	16.6
Cash and cash equivalents	169.4	240.7

Total current assets	980.3	962.6

TOTAL ASSETS	3,513.4	3,525.7

Group equity	84.6	80.5

Shareholders’ loans	705.1	678.3

Provisions	260.0	259.1

Long-term liabilities	1,797.7	1,868.5

Current liabilities
Bank overdrafts	0.5	0.6
Short-term portion of long-term liabilities	146.3	133.6
Accounts payable	272.1	279.7
Other payables	8.5	5.3
Taxation and social security	45.6	36.2
Accrued interest	36.6	32.9
Other accrued expenses and deferred income	156.4	151.0

Total current liabilities	666.0	639.3

TOTAL EQUITY AND LIABILITIES	3,513.4	3,525.7

Kappa Packaging

Group equity

The changes in group equity are as follows:

(€ in millions)	Group equity	Shareholders’ Equity	Minority interests

Balance at January 1, 2004	80.5	79.1	1.4

Net result	(8.2)	(8.2)	—
Translation differences	12.3	12.3	—

Balance at June 30, 2004	84.6	83.2	1.4

Kappa Packaging

Consolidated statements of cash flow

(€ in millions)	January – June 2004	January – June 2003

Cash flow from commercial operations	126.3	132.2

Interest paid	(70.3)	(79.0)
Income taxes paid	(4.2)	(9.1)

Net cash flow from operating activities	51.8	44.2

Cash flow from investing activities
Net investment in tangible fixed assets	(58.5)	(58.9)
Net investment in financial fixed assets	(0.7)	0.1
Net investment in intangible fixed assets	(0.9)	(1.3)
Acquisition of group companies	—	(1.6)

Net cash flow from investing activities	(60.1)	(61.7)

Cash flow before financing activities	(8.3)	(17.5)

Cash flow from financing activities
Net change in long-term liabilities	(66.5)	(63.6)
Net change in bank overdrafts	(0.1)	(0.1)

Net cash flow from financing activities	(66.6)	(63.7)

Change in cash and cash equivalents	(74.9)	(81.2)

Cash and cash equivalents beginning of period	240.7	233.6

Cash from acquisitions	—	0.2

Translation movements on cash and cash equivalents	3.6	(4.1)

Cash and cash equivalents end of period	169.4	148.5

Supplemental Guarantor Footnote

Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. (“Kappa Packaging Subsidiaries”).

Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer’s debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors’ investment in group companies and equity earnings of subsidiaries.

Kappa Packaging Group - Consolidated statement of income

Second Quarter 2004

	Consolidated		Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Sales	717.2	—	717.2	—	—	—
Net change in work in progress and finished goods	(1.8)	—	(1.8)	—	—	—

Net sales including net change in work in progress and finished goods	715.4	—	715.4	—	—	—
Raw material costs	(255.7)	—	(255.7)	—	—	—
External services	(131.9)	—	(131.9)	—	—	—
Labor costs	(176.0)	—	(176.0)	—	—	—
Other operating costs	(46.4)	—	(46.4)	—	—	—
Depreciation and amortization	(48.7)	—	(48.5)	(0.2)	—	—

Total operating costs and expenses	(658.7)	—	(658.5)	(0.2)	—	—

Operating income	56.7	—	56.9	(0.2)	—	—

Interest income/ (expense)	(45.5)	—	(51.6)	(5.1)	11.2	—
Interest income/ (expense) Kappa Holding/ Kappa Beheer loan	—	—	—	—	(13.9)	13.9
Interest expense Shareholders’ loans	(13.6)	—	—	—	—	(13.6)

Income before income taxes	(2.4)	—	5.3	(5.3)	(2.7)	0.3
Income taxes	(3.2)	—	(5.9)	1.9	0.9	(0.1)
Income from participations	0.1	—	0.1	—	—	—
Minority interests	—	—	—	—	—	—

Income before equity in earnings of subsidiaries	(5.5)	—	(0.5)	(3.4)	(1.8)	0.2
Share in earnings of subsidiaries	—	10.1	—	(0.5)	(3.9)	(5.7)
Net income/(loss) for the period	(5.5)	10.1	(0.5)	(3.9)	(5.7)	(5.5)

Kappa Packaging Group - Consolidated balance sheet

June 30, 2004

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
Assets
Cash and cash equivalents	169.4	—	169.4	—	—	—
Accounts receivable	476.3	—	476.3	—	—	—
Other receivables	64.8	—	62.4	0.1	2.3	—
Inventories	269.8	—	269.8	—	—	—

Total current assets	980.3	—	977.9	0.1	2.3	—
Investments in Group companies	—	(454.9)	—	283.9	90.6	80.4
Loans to Group companies	—	(3,559.2)	—	2,136.2	1,423.0	—

Total investments and advances affiliates	—	(4,014.1)	—	2,420.1	1,513.6	80.4
Tangible fixed assets	1,589.4	—	1,589.4	—	—	—
Intangible fixed assets	841.8	—	821.4	20.4	—	—
Other non-current assets	101.9	—	68.5	26.1	7.3	—
	3,513.4	(4,014.1)	3,457.2	2,466.7	1,523.2	80.4
Liabilities
Bank overdrafts	0.5	—	0.5	—	—	—
Current portion of term loan facilities	142.7	—	—	142.7	—	—
Current portion of other long-term liabilities	3.6	—	3.6	—	—	—
Other current liabilities	519.2	—	483.7	3.3	32.0	0.2

Total current liabilities	666.0	—	487.8	146.0	32.0	0.2
Long-term debt due to Group companies	—	(3,559.2)	2,412.5	1,143.6	—	3.1
Term loan facilities	1,085.1	—	—	1,085.1	—	—
Senior subordinated loans	699.6	—	—	—	699.6	—
Other long-term debt	13.0	—	13.0	—	—	—

Total long-term liabilities	1,797.7	(3,559.2)	2,425.5	2,228.7	699.6	3.1
Provisions	260.0	—	260.0	—	—	—
Shareholders’ loans	705.1	—	—	—	—	705.1
Kappa Holding/Kappa Beheer loan	—	—	—	—	711.2	(711.2)

Minority interests	1.4	—	—	1.4	—	—

Shareholders’ equity
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(596.4)	294.0	151.2	151.2	152.9
Retained earnings	(37.8)	55.2	10.8	(27.9)	(38.1)	(37.8)
Cumulative translation adjustment	(32.7)	86.3	(20.9)	(32.7)	(32.7)	(32.7)

Total Shareholders’ equity	83.2	(454.9)	283.9	90.6	80.4	83.2
	3,513.4	(4,014.1)	3,457.2	2,466.7	1,523.2	80.4

Kappa Packaging - Consolided statement of cash flow

January 1 - June 30, 2004

	Consolidated	Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Cash flow from commercial operations	126.3	126.3	—	—	—

Interest paid	(70.3)	1.1	(41.8)	(29.6)	—
Income taxes paid	(4.2)	(4.2)	—	—	—

Net cash flow from operating activities	51.8	123.2	(41.8)	(29.6)	—

Cash flow from investing activities
Net investment in tangible fixed assets	(58.5)	(58.5)	—	—	—
Net investment in financial fixed assets	(0.7)	(0.7)	—	—	—
Net investment in intangible fixed assets	(0.9)	(0.9)	—	—	—

Cash flow from investing activities	(60.1)	(60.1)	—	—	—

Cash flow before financing activities	(8.3)	63.1	(41.8)	(29.6)	—

Cash flow from financing activities
Net change in long-term liabilities	(66.5)	(66.5)	—	—	—
Net change in bank overdrafts	(0.1)	(0.1)	—	—	—

Net cash flow from financing activities	(66.6)	(3.5)	—	—	—

Net change in intercompany accounts	—	(71.4)	41.8	29.6	—

Change in cash and cash equivalents	(74.9)	(74.9)	—	—	—

Cash and cash equivalents beginning of period	240.7	240.7	—	—	—
Cash from acquisitions	—	—	—	—	—
Translation movements on cash and cash equivalents	3.6	3.6	—	—	—
Cash and cash equivalents end of period	169.4	169.4	—	—	—

Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

The Second Quarter 2004 Report has been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The effect of the application of US GAAP to net income and shareholders’ equity is set out in the tables below.

The company’s US GAAP financial information presented for the second quarter of 2003 and as at December 31, 2003 has been restated to reflect corrections in previously reported amounts related to accounting for pensions, preference shares and deferred taxes and the accounting for the acquisition of Alpha, the containerboard and corrugated packaging businesses of AssiDomän AB that we acquired in May 2001. For detailed information on the restatements made, reference is made to Note 28(a) to the consolidated financial statements as included in our Annual Report 2003 filed on Form 20-F.

(€ in millions)	Second Quarter 2004	Second Quarter 2003
		(restated)
Net income/(loss) under Dutch GAAP	(5.5)	(8.5)

a) Goodwill adjustments – amortization	6.1	6.1
b) Tangible fixed assets – impairment and accumulated depreciation	0.2	0.2
c) Restructuring and other provisions	0.4	(12.6)
d) Other intangible fixed assets	0.1	0.1
e) Financial instruments	20.0	9.7
f) Pensions – pension costs	1.4	0.4
h) Deferred tax assets	(3.8)	(4.7)
Deferred tax on US GAAP adjustments	(7.2)	0.7

Net income/(loss) under US GAAP	11.7	(8.6)

(€ in millions)	June 30, 2004	December 31, 2003
		(restated)
Shareholders’ equity under Dutch GAAP	83.2	79.1

a) Goodwill adjustments – acquisitions	(89.4)	(89.4)
a) Goodwill adjustments – amortization	66.0	53.8
b) Tangible fixed assets – impairment and accumulated depreciation	(4.4)	(4.8)
c) Restructuring and other provisions	6.5	6.7
d) Other intangible fixed assets	(0.8)	(1.0)
e) Financial instruments	(15.9)	(17.2)
f) Pensions – liability	(68.1)	(69.2)
g) Preference shares	(210.1)	(204.0)
h) Deferred tax assets	(39.2)	(33.5)
Deferred tax on US GAAP adjustments	28.1	29.0

Shareholders’ deficit under US GAAP	(244.1)	(250.5)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 October 2004

Kappa Holding B.V.

By:	/s/ G.P.F. Beurskens
Name:	G.P.F. Beurskens
Title:	President/Marketing Director

By:	/s/ H. Wagter
Name:	H. Wagter
Title:	Chief Financial Officer/Managing Director